

September 10, 2009

Mr. Sanford Andrew
President and Chief Operating Officer
Petroflow Energy Ltd.
Suite 970, 717 – 7th Avenue S.W.
Calgary, Alberta T2P 0Z3
Canada

> **Re: Petroflow Energy Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 28, 2009**
> **Response letter dated July 22, 2009**
> **File No. 1-34100**

Dear Mr. Andrew:

We have reviewed your filings and response letter dated July 22, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.   We note your response to prior comment one. To be eligible to use Form 40-F, a registrant must have a public float greater than or equal to $75,000,000 as of a date within sixty days of the date of filing, not the end of the registrant's fiscal year, as your response suggests.

The highest closing price for your common shares within sixty days of April 28, 2009, the date you filed the Form 40-F, appears to be $1.45 per share, the closing price on March 24, 2009. In your information circular dated April 27, 2009 and filed on SEDAR the same day, you disclose 29,528,994 outstanding common shares. Therefore, it appears that your total market capitalization on April 28 was approximately $42,817,041.

Further, shares held by affiliates are not counted in the public float calculation. "Affiliate" is defined in Form 40-F as a holder of more than ten percent of a registrant's outstanding equity shares. It appears from your management information circular that Mr. Ibbotson holds 17.9% of your common shares and

Mr. Conrad holds 12% of your common shares. Therefore, your public float on March 24, 2009 was $30,014,746. Therefore, you were not eligible to file on Form 40-F. Refile on a form that you are eligible to use or explain in sufficient detail why you believe you are eligible to use Form 40-F.

Exhibit 99.2 Management's Discussion and Analysis

Liquidity and Capital Resources, page 14

2.   We note your response to prior comment number three from our letter dated June 23, 2009. Provide us, as supplemental information, a schedule comparing projected development costs, by year and in total for 2009 through 2011, per your constant prices and costs reserve report to amounts budgeted, as of December 31, 2008, for development expenditures for the same periods.

3.   Disclosure in your interim financial statements for the periods ended March 31 and June 30, 2009 indicates that you are faced with a number of uncertainties which could impact your ability to continue as a going concern, and that there can be no assurance that the steps you are taking to address those uncertainties will be successful. In view of these uncertainties surrounding your ability to continue as a going concern, tell us whether you have included revenue from future production of proved undeveloped reserves in your ceiling tests at March 31 and June 30, 2009. If so, explain to us, in detail, why you believe that, given the uncertainties surrounding your ability to continue as a going concern, there is sufficient certainty regarding the development of these reserves to consider them proved.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director